Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Ault Global Holdings, Inc. (f/k/a DPW Holdings, Inc.) on Form S-8 (File No. 333-233681) and Form S-3 (File No. 333-228716, File No. 333-250980 and File No. 333-251995) of our report dated April 15, 2021, which includes an explanatory paragraph stating that the financial statements of a wholly subsidiary was audited by other auditors, whose report has been furnished to us, with respect to our audits of the consolidated financial statements of Ault Global Holdings, Inc. (f/k/a DPW Holdings, Inc.) as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in the Annual Report on Form 10-K of Ault Global Holdings, Inc. (f/k/a DPW Holdings, Inc.) for the year ended December 31, 2020. We also consent to the reference to our firm under the heading “Experts.”

/s/ Marcum llp

Marcum llp

New York, NY

April 15, 2021